Report of Independent Auditors

Board of Directors and Stockholder
Select Asset Fund, Series 1, Inc.

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Select Asset Fund, Series 1, Inc. as of December 31, 1998, the related statement of operations for the year then ended, and the statement of changes in net assets and financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each of the three years in the period ended December 31, 1996 were audited by other auditors whose report dated February 14, 1997, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification of investments owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the 1998 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Select Asset Fund, Series 1, Inc. at December 31, 1998, the results of its operations for the year then ended, and the changes in net assets and financial highlights for each of the two years in the period then ended, in conformity with generally accepted accounting principles.
                               Select Asset Fund, Series 1, Inc.

                              Statement of Assets and Liabilities

                                       December 31, 1998



Assets
Investments, at fair value (cost $175,538,463)                   373,572,255
Dividends receivable                                                 323,390
Interest receivable                                                    8,733
Receivable for securities sold                                       271,977
Total assets                                                     374,176,355

Liabilities
Accrued expenses                                                      76,867
Notes payable (Note 5)                                                94,900
Payable for securities purchased                                   1,402,650
Accrued interest expense                                               2,096
Total liabilities                                                  1,576,513
Net assets                                                       372,599,842

Net assets are represented by:
  Common stock at par value, $.01 per share, 199,991,500 shares
     authorized, 50,169,191.77 shares issued and outstanding         501,692
Additional paid-in capital                                       174,064,358
Net unrealized appreciation of investments                       198,033,792
Net assets                                                       372,599,842

Net asset value per common shares outstanding                           7.43



See accompanying notes.
                               Select Asset Fund, Series 1, Inc.

                                     Statement of Operations

                              For the year ended December 31, 1998


Investment income:
       Dividend income                                             6,259,329
       Interest income                                               122,484
Total investment income                                            6,381,813

Expenses:
   Administration fee (Note 2)                                       282,905
   Investment management fee (Note 2)                                 23,787
   Rating agencies fees                                                5,667
   Legal fees                                                         30,082
   Independent accountants                                            32,221
   Insurance                                                           6,889
   Directors fees and expenses                                         7,454
   Interest expense                                                    7,736
   Other expenses                                                        850
Total expenses                                                       397,591
Net investment income                                              5,984,222

Net realized and unrealized gains (losses)
  on investments:
   Net realized gain on investments                                9,127,600
   Change in net unrealized appreciation of investments         (222,410,881)

Net decrease in net assets resulting from
    operations                                              $   (207,299,059)





See accompanying notes.
                               Select Asset Fund, Series 1, Inc.

                               Statement of Changes in Net Assets

                         For the years ended December 31, 1998 and 1997


                                                      1998             1997
From operations:
   Net investment income                          5,984,222       16,686,552
   Net realized gain on investments               9,127,600      142,877,298
   Net change in unrealized appreciation
        of investments                         (222,410,881)     105,149,064
Increase (decrease) in net assets resulting from
  operations                                   (207,299,059)      264,712,914

Dividends from net investment income:
   Auction market preferred stock                        -       (15,743,802)
   Common stock                                  (5,984,222)        (942,750)
                                                 (5,984,222)     (16,686,552)
Distributions from net realized gains:
   Common stock                                  (9,127,600)    (144,682,320)

Decrease in net assets resulting from
       distributions to stockholders            (15,111,822)    (161,368,872)

Increase (decrease) from capital transactions:
   Issuance of auction market preferred stock            -       100,000,000
   Issuance of common stock                              -       421,000,071
   Capital contribution from common
        stockholder                             144,682,320               -
   Redemption of auction market preferred
        stock                                            -      (400,000,000)
   Distribution of capital to common
     stockholder                               (305,012,730)    (280,010,783)
                                               (160,330,410)    (159,010,712)
Total decease in net assets                    (382,741,291)     (55,666,670)

Net assets:
   Beginning of year                            755,341,133      811,007,803
   End of year                                  372,599,842      755,341,133



See accompanying notes.




                               Select Asset Fund, Series 1, Inc.

                                 Notes to Financial Statements

                                      December 31, 1998


1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Fund. Management is in the process of liquidating and winding-up the Fund.

The Select Asset Fund, Series 1, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange on which the securities are traded. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

1.      Organization and Significant Accounting Policies (continued)

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net realized capital gains, if any, are generally distributed annually.

The character of income and gains distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the years ended December 31, 1998 and 1997, dividend and capital gain distributions to the common stockholder were $15,111,822 and $145,625,070, respectively.

During the years ended December 31, 1998 and 1997, return of capital distributions to the common stockholder amounted to approximately $305,012,730 and approximately $280,010,783, respectively.

During 1998 the common stockholder made capital contributions to the Fund in the amount of $144,682,320.

2. Related Party Transactions (continued)

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated, accrued and paid on a monthly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1998 were $32,049,666 and $340,314,018, respectively.

As of December 31, 1998, the net unrealized appreciation of $198,033,792 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $208,586,981 and $10,553,189, respectively.

4. Auction Market Preferred Stock ("AMPS")

In 1997 the Fund issued $100 million and redeemed $400 million of AMPS. No AMPS were outstanding at December 31, 1998.

Each series of AMPS was redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends were cumulative from the date of original issue and were paid every 49 days at a rate set through Dutch Auction. The Fund was subject to certain asset coverage tests, and the AMPS were subject to mandatory redemption if the tests were not met.

5. Notes Payable

As of December 31, 1998, the Fund had $94,900 of principal notes outstanding to investors. The notes are due on March 4, 2018 and bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of December 31, 1998, the Fund was paying interest at 7.90% per annum.


6. Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.




                               Select Asset Fund, Series 1, Inc.

                                       Financial Highlights

                                                Year ended December 31,
                                      1998     1997     1996    1995    1994
For a share of common stock outstanding
     throughout the period:
     Net asset value, beginning
        of period                     $15.06   $10.46   $13.16  $10.07  $10.66
     Net investment income              0.12     0.33     0.31    0.45    0.49
     Net realized and unrealized gains
        (losses) on investments        (4.25)    4.67     2.77    5.58   (0.36)
Total from investment operations       (4.13)    5.00     3.08    6.03    0.13
Capital contribution                    2.88     8.39       -       -       -
Less distributions from net investment income:
     Common stock equivalent of dividends
        paid to AMPS holders              -     (0.31)   (0.21)  (0.37)  (0.25)
     Dividends paid to common
        stockholder                    (0.12)   (0.02)   (0.10)  (0.08)  (0.37)
Less distributions from net realized gains:
 Common stock equivalent of distribution
    to AMPS holders                       -        -        -       -    (0.05)
     Dividends paid to common
        stockholder                    (0.18)   (2.88)   (0.03)  (0.43)  (0.05)
Less distributions from paid-in capital:
 Distribution of capital to common
    stockholder                        (6.08)   (5.58)   (5.44)  (2.06)     -
Total distributions                    (6.38)   (8.79)   (5.78)  (2.94)  (0.72)
Net asset value, end of period         $7.43   $15.06   $10.46  $13.16  $10.07

Total investment return               -27.44%   32.64%   23.40%  59.88%   1.22%
Ratios/supplemental data:
    Net assets at end of
       period (000s)                 $372600  $755341  $811008 $643340 $556056
    Average net assets (000s)        $435777 $1010072  $722492 $603102 $692062
    Ratio of expenses to average
       net assets applicable to
       common stock (1)                 0.09%    0.17%    0.21%   0.16%   0.15%
    Ratio of net investment income
       to average net assets applicable
       to common stock (1)              1.37%    1.65%    2.11%   2.39%   2.17%
    Portfolio turnover                  7.35%   12.02%    3.34%  16.36%   9.83%
    Asset coverage per AMPS share,
       end of period                       -        -  $270336       - $222422
    AMPS shares outstanding                -        -     3,000      -    2,500
    Asset coverage for notes payable,
       end of period                  392624%  796034%  837053% 65740%  568084%
    Notes payable, end of period       94,900   94,900   96,900  97,900  97,900

 (1)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.


See accompanying notes.

                                    SELECT ASSET FUND, SERIES 1, INC.

                                        Portfolio of Investments

                                            December 31, 1998


    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        2.23%

                   BUILDING MATERIALS

      21,700  CHAMPION INTL CORP                              878,850.00
       1,400  GEORGIA PACIFIC CORP                             81,987.50

      48,600  HOME DEPOT                                    2,973,712.50
      31,400  LOUISIANA PAC CORP                              575,012.50
      18,000  MASCO CORP                                      517,500.00

       3,800  OWENS CORNING                                   134,662.50

                   PAINT AND FLAT GLASS

       4,700  PPG INDUS INC                                   273,775.00
      10,700  SHERWIN WILLIAMS CO                             314,312.50

                   INDUSTRIAL CHEMICALS

      20,400  GREAT LAKES CHEM CRP                            816,000.00
      26,700  ROHM & HAAS CO                                  804,337.50


                   MISCELLANEOUS
      20,300  FLUOR CORP                                      864,018.75

       2,500  FOSTER WHEELER CORP                              32,968.75
       1,700  KAUFMAN & BROAD HOME CORP                        48,875.00


         TOTAL BUILDING AND CONSTRUCTION                   $8,316,012.50

   CHEMICALS AND DRUGS                             10.68%


                   CHEMICALS
      41,100  AIR PRODS & CHEMS INC                         1,644,000.00

      36,900  AMGEN INC                                     3,858,356.25
      39,400  BOSTON SCIENTIFIC CORP                        1,056,412.50
       2,700  DOW CHEMICAL CO                                 245,531.25

       2,900  DUPONT DENEMOURS & CO                           153,881.25
       1,950  EASTMAN CHEMICAL CO                              87,262.50
       9,200  ENGLEHARD CORP                                  179,400.00

       1,700  FMC CORP-NEW                                     95,200.00
         700  HERCULES INC                                     19,162.50
      82,200  MONSANTO CO                                   3,904,500.00

       5,900  MORTON INTERNATIONAL INC                        144,550.00
       3,300  NALCO CHEM CO                                   102,300.00
       8,900  PRAXIAIR INC                                    313,725.00

       5,100  SIGMA-ALDRICH CORP                              149,812.50
       6,600  UNION CARBIDE CORP                              280,500.00
       6,400  WR GRACE & CO NEW                               100,400.00


                   DRUGS
      14,800  ABBOT LABS                                      725,200.00

       9,000  ALZA CORP CL A                                  470,250.00
      12,200  AMERICAN HOME PRODUCTS                          687,012.50
       9,800  BRISTOL MYERS SQUIBB CO                       1,311,362.50

      17,250  DOLLAR GENERAL CORP                             407,531.25

      20,400  JOHNSON & JOHNSON                             1,711,050.00
      10,900  LILLY ELI & CO                                  968,737.50

      18,600  MERCK & CO., INC                              2,746,987.50
      18,800  PFIZER INC                                    2,358,225.00
      28,070  PHARMACIA & UPJOHN INC                        1,589,463.75

      14,600  SCHERING PLOUGH                                 806,650.00
      73,100  WALGREEN CO                                   4,280,918.75

                   COSMETICS

       8,700  ALBERTO CULVER CO CL B                          232,181.25
       2,200  AVON PRODUCTS INC                                97,350.00

       9,900  INTL FLAVORS & FRAGRANCES                       437,456.25

                   HEALTH PRODUCTS/CARE

      16,100  ALLERGAN INC                                  1,042,475.00
       3,900  BARD CR INC                                     193,050.00
      12,800  BAUSCH & LOMB                                   768,000.00

       2,600  BAXTER INTL INC.                                167,212.50
       9,800  BECTON DICKINSON & CO                           418,337.50
      51,250  COLUMBIA/HCA HEALTHCARE                       1,268,437.50

      18,600  GUIDANT CORP                                  2,050,650.00
       4,400  HCR MANOR CARE                                  129,250.00
      13,300  TENET HEALTHCARE CORP                           349,125.00

      54,100  UTD HEALTHCARE CORP                           2,329,681.25

               TOTAL CHEMICALS AND DRUGS                  $39,881,588.75


   CONSUMER PRODUCTS                               11.67%

                   CONFECTIONS AND BEVERAGES

       7,200  ANHEUSER-BUSCH COS                              472,500.00
       3,700  BROWN FORMAN INC CL B                           280,043.75

      81,800  COCA COLA CO                                  5,470,375.00
      29,400  NEWELL CO.                                    1,212,750.00
       6,300  PEPSICO INC                                     257,906.25


                   CONTAINERS
       6,100  AVERY DENNISON CORP                             274,881.25

       2,100  BALL CORP                                        96,075.00
      16,400  CROWN CORK & SEAL INC                           505,325.00
       2,100  OWENS - ILLINOIS INC                             64,312.50

       5,863  SEALED AIR CORP                                 299,379.44
       2,600  TEMPLE INLAND INC                               154,212.50

                   PACKAGED FOOD

     104,184  ARCHER DANIELS MIDLAND CO                     1,790,662.50
      13,400  BESTFOODS                                       713,550.00

       5,400  CAMPBELL SOUP CO                                297,000.00
       6,500  CONAGRA                                         204,750.00
       1,700  COORS ADOLPH CO CL B                             95,943.75

       6,800  GENERAL MILLS INC                               528,700.00
       4,300  HEINZ H J CO                                    243,487.50
       6,300  HERSHEY FOODS CORP                              391,781.25

       2,300  KELLOGG CO                                       78,487.50
      40,200  PIONEER HI BRED INTL INC                      1,085,400.00
       2,200  QUAKER OATS CO                                  130,900.00

      16,500  RALSTON-PURINA GROUP                            534,187.50
       4,600  SARA LEE CORP                                   129,662.50
      15,200  SYSCO CORP                                      417,050.00

      18,300  WRIGLEY WM JR CO                              1,638,993.75


                   PAPER

       4,000  AMERICAN GREETINGS CL A                         164,250.00
       2,400  BEMIS CO                                         91,050.00
       6,900  BOISE CASCADE CORP                              213,900.00

       9,800  FORT JAMES CORPORATION                          392,000.00
       4,379  INTERNATIONAL PAPER CO                          196,233.94
       4,680  KIMBERLY CLARK CORP                             255,060.00

      20,000  MEAD CORP                                       586,250.00
       1,100  POTLATCH CORP                                    40,562.50
       3,600  UNION CAMP CORP                                 243,000.00

       9,500  WEYERHAEUSER CO                                 482,718.75

                   PRINTING AND PUBLISHING

       1,600  JOSTENS INC                                      41,900.00
      14,300  KNIGHT-RIDDER INC                               731,087.50
       2,400  MCGRAW-HILL COMPANIES INC                       244,500.00

       9,300  MEREDITH CORP                                   352,237.50
      35,600  NEW YORK TIMES CO CL A                        1,234,875.00
      52,800  TIME WARNER INC                               3,276,900.00

      16,200  TIMES MIRROR CO CL A NEW                        907,200.00
      20,100  TRIBUNE CO                                    1,326,600.00
       4,850  WESTVACO CORP                                   130,040.63


                   RECREATIONAL EQUIPMENT
       6,600  BRUNSWICK CORP                                  163,350.00

       5,450  HARRAH'S ENTERTAINMENT                           85,496.88
       4,850  HASBRO INC                                      175,206.25
      29,656  MATTEL INC                                      676,527.50


                   SOAPS
       4,000  CLOROX CO                                       467,250.00


                   OTHER CONSUMER PRODUCTS
       4,500  COLGATE PALMOLIVE CO                            417,937.50

       8,000  FORTUNE BRANDS INC                              253,000.00
      31,100  GILLETTE CO                                   1,502,518.75
      24,000  PROCTER & GAMBLE CO                           2,191,500.00

       4,500  RUBBERMAID INC                                  141,468.75
       1,700  SPRINGS INDUS INC                                70,443.75
      14,900  TUPPERWARE CORPORATION                          244,918.75

       4,800  UST INC                                         167,400.00

                   PHOTOGRAPHY

         900  EASTMAN KODAK CO                                 64,800.00
       2,100  POLAROID CORP                                    39,243.75

                   HOUSEHOLD FURN/APPLIANCES

       3,200  ARMSTRONG WORLD IND                             193,000.00
       4,000  MAYTAG CO                                       249,000.00


                   RETAIL
       5,100  FEDERATED DEPT STORES NEW                       222,168.75

      12,000  KOHLS CORP                                      737,250.00
      72,400  TJX COS INC (NEW)                             2,099,600.00

                   APPAREL

      40,043  LIMITED INC                                   1,166,252.38
      14,500  LIZ CLAIBORNE INC                               457,656.25

       7,900  NIKE INC CL B                                   320,443.75

       6,500  V F CORP                                        304,687.50

                   BROADCASTING

      24,972  DISNEY WALT CO                                  749,160.00
       2,800  KING WORLD INC                                   82,425.00


                   MISCELLANEOUS
       9,900  PALL CORP                                       250,593.75

      62,000  RJR NABISCO HLDGS CORP                        1,840,625.00

                 TOTAL CONSUMER PRODUCTS                  $43,612,607.02


   DURABLE GOODS                                   30.59%

                   AEROSPACE-AIRCRAFT

      18,168  BOEING CO                                       592,731.00
       6,400  GENERAL DYNAMICS CORP                           375,200.00

       2,820  LOCKHEED MARTIN CORP                            238,995.00
       3,500  NORTHROP GRUMMAN CORP                           255,937.50
       1,600  TEXTRON INC                                     121,500.00

         600  UNITED TECHNOLOGIES CORP                         65,250.00

                   AGRICULTURAL MACHINERY

       2,400  CATERPILLAR INC                                 110,400.00
       4,600  DEERE & CO                                      152,375.00

                   AUTOMOBILE AND PARTS

      13,000  AUTOZONE INC                                    428,187.50
      26,500  COOPER TIRE & RUBBER                            541,593.75

       3,000  CUMMINS ENGINE INC                              106,500.00
      20,518  DANA CORP                                       838,673.25
         200  EATON CORP                                       14,137.50

      26,100  FORD MTR CO                                   1,531,743.75
       4,700  GENERAL MTRS CORP                               336,343.75
       2,950  GENUINE PARTS CO                                 98,640.63

      10,160  NAVISTAR INTL CORP (NEW)                        289,560.00
       3,500  TENNECO INC (NEW)                               119,218.75
         600  TRW INC                                          33,712.50


                   ELECTRICAL
          20  AMP INC                                           1,041.25

       6,000  EMERSON ELEC CO                                 363,000.00
       3,700  HONEYWELL INC                                   278,656.25
       5,000  RAYCHEM CORP                                    161,562.50


                   ELECTRONICS
      24,500  ADVANCED MICRO-DEVICES                          708,968.75

      24,100  APPLIED MATLS INC                             1,028,768.75
     209,475  CISCO SYS INC                                19,441,898.44
      10,600  E G & G INC                                     294,812.50

      35,700  GENERAL ELECTRIC CO                           3,643,631.25
      20,600  GENERAL INSTRUMENT CORP                         699,112.50
       4,500  HEWLETT PACKARD CO                              307,406.25

         500  KLA-TENCOR CORPORATION                           21,687.50
       3,300  LSI LOGIC CORP                                   53,212.50
      15,000  MICRON TECH                                     758,437.50

      11,400  NATIONAL SEMICONDUCTOR                          153,900.00
       5,600  NATIONAL SVC INDS                               212,800.00
      61,612  ORACLE CORPORATION                            2,657,017.50

       2,700  PERKIN ELMER CORP                               263,418.75

      77,100  RAYTHEON CO CL B                              4,105,575.00
      80,200  SEAGATE TECHNOLOGY INC                        2,426,050.00

       1,450  TEKTRONIX INC                                    43,590.63
      22,100  TEXAS INSTRUMENTS                             1,890,931.25
       6,900  THOMAS & BETTS CORP                             298,856.25


                   INDUSTRIAL MACHINERY
       3,900  AEROQUIP-VICKERS INC                            116,756.25

       1,000  BRIGGS & STRATTON CORP                           49,875.00
       4,400  CASE CORPORATION                                 95,975.00
       6,200  COOPER INDUS INC                                295,662.50

       9,600  DOVER CORP                                      351,600.00
      12,700  HARNISCHFEGER INDUS INC                         129,381.25
      24,700  INGERSOLL RAND CO                             1,159,356.25

       2,000  MILACRON                                         38,500.00
         300  NACCO INDUS INC CL A                             27,600.00
      22,600  ROCKWELL INTL CORP W/I                        1,097,512.50


                   OFFICE EQUIPMENT AND SUPPLIES
      13,400  DELUXE CORP                                     489,937.50

      25,900  IKON OFFICE SOLUTIONS                           221,768.75
       2,900  XEROX CORP.                                     342,200.00

                   RUBBER

       6,202  GOODRICH B F CO                                 222,496.75
       4,500  GOODYEAR TIRE & RUBBER                          226,968.75


                   OTHER DURABLE GOODS
       5,300  CORNING INCORPORATED                            238,500.00

       3,150  CRANE CO                                         95,090.63
      11,700  ILLINOIS TOOL WORKS                             678,600.00
       7,200  MILLIPORE CORP                                  204,750.00

       7,000  MINNESOTA MNG & MFR                             497,875.00
      13,900  STANLEY WORKS                                   385,725.00

                   COMPUTERS AND SOFTWARE

      32,500  APPLE COMPUTER INC                            1,330,468.75
         100  CABLETRON SYSTEMS INC                               837.50

       5,200  CERIDIAN CORP                                   363,025.00
      37,069  COMPAQ COMPUTER CORP                          1,554,581.19
      21,862  COMPUTER ASSOC INTL INC                         931,867.75

       5,300  DATA GENL CORP                                   87,118.75
     175,200  DELL COMPUTER CORP                           12,822,450.00
      15,000  ELECTRONIC DATA SYSTEMS                         753,750.00

       3,000  GATEWAY 2000                                    153,562.50
       1,100  HBO AND CO                                       31,556.25
      35,700  IMS HEALTH INC                                2,693,118.75

     135,000  MICROSOFT CORP                               18,722,812.50
      74,600  NOVELL INC                                    1,352,125.00
       2,500  PARAMETRIC TECNOLOGY                             40,937.50

      18,300  SILICON GRAPHICS                                235,612.50
      23,200  SUN MICROSYSTEMS                              1,986,500.00
       8,500  UNISYS CORP                                     292,718.75


                   HOUSEHOLD FURN/APPLIANCES
       4,500  WHIRLPOOL CORP                                  249,187.50


                   TELECOMMUNICATIONS
      51,800  AIRTOUCH COMMUNICATIONS                       3,736,075.00

      10,487  ANDREW CORP                                     173,035.50

      17,100  ASCEND COMMUNICATIONS                         1,124,325.00
       6,200  CLEAR CHANNEL COMMUNICATI                       337,900.00

      33,448  LUCENT TECHNOLOGIES INC                       3,679,280.00
      89,400  MEDIAONE GROUP INC (NEW)                      4,201,800.00
       4,000  SPRINT CORP PCS GROUP                            92,500.00


                   MISCELLANEOUS
      15,100  ALLIED-SIGNAL INC                               669,118.75

      13,600  BLACK & DECKER CORP                             762,450.00
      13,300  ITT INDUSTRIES INC                              528,675.00
       4,200  JOHNSON CTLS INC                                247,800.00

       5,775  PARKER HANNIFIN CORP                            189,131.25
       3,350  SNAP ON TOOLS CORP                              116,621.88
      15,000  SOLECTRON CORP                                1,394,062.50

      22,700  THERMO ELECTRON CORP                            384,481.25

                     TOTAL DURABLE GOODS                 $114,270,652.65


   FINANCIAL                                        9.96%

                   BANKS

      14,800  BANK NEW YORK INC                               595,700.00
       2,200  BB&T CORP                                        88,687.50

       3,660  CHASE MANHATTAN CORP NEW                        249,108.75
       1,800  FIFTH THIRD BANCORP COM                         128,362.50
      18,588  FIRST UNION CORP                              1,130,382.75

      12,668  FLEET FINANCIAL GROUP INC                       566,101.25
      17,084  KEYCORP NEW                                     546,688.00
      11,943  MBNA CORP                                       297,828.56

       9,800  MELLON BANK CORP                                673,750.00
       2,000  MORGAN J P & CO                                 210,125.00
       9,800  NATIONAL CITY CORP                              710,500.00

      21,000  NORTHERN TRUST CO                             1,833,562.50
       9,200  PNC FINANCIAL                                   497,950.00
       1,000  REGIONS FINANCIAL CORP                           40,312.50

      15,300  SUMMIT BANCORP                                  668,418.75
       2,700  SUNTRUST BANKS INC                              206,550.00
      11,131  U.S. BANCORP                                    395,150.50

       6,901  WACHOVIA CORP                                   603,406.19
      22,130  WELLS FARGO COMPANY NEW                         883,816.88

                   FINANCE COMPANIES

       1,300  AMERICAN EXPRESS CO                             132,925.00
      22,508  ASSOCIATES 1ST CAPITAL A                        953,776.50

         500  COAST FEDERAL RTS                                 2,968.75
      12,779  HOUSEHOLD INTL CORP                             506,367.88
           0  WADDELL & REED FIN CL A                               0.71

           1  WADDELL & REED FIN CL B                              14.65

                   HOLDING COMPANY

       9,771  BANK ONE CORP                                   498,916.37
      27,638  BANKAMERICA CORP NEW                          1,661,734.75
      24,140  CITIGROUP INC                                 1,194,930.00

       1,000  EASTERN ENTERPRISES                              43,750.00
      28,466  MS, DW, DISCOVER & CO                         2,021,086.00

                   FIRE AND CASUALTY INSURANCE

         900  CHUBB CORP                                       58,387.50
       2,000  SAFECO CORP                                      85,875.00



                   INSURANCE

      16,113  AETNA INC                                     1,266,884.63
         128  ALLSTATE CORPORATION                              4,944.00
      11,850  AMERICAN INTL GROUP                           1,145,006.25

       8,900  AON CORP                                        492,837.50
       2,400  CIGNA CORP                                      185,550.00
      17,700  CINCINNATI FINANCIAL CORP                       648,262.50

      23,700  CONSECO INC                                     724,331.25
       1,600  HARTFORD FINANCIAL SVCS                          87,800.00
      16,200  MARSH & MCLENNAN CO.                            946,687.50

      12,210  MBIA INC                                        800,518.13
      34,900  MGIC INVT CROP                                1,389,456.25
      13,136  ST PAUL COS INC                                 456,476.00

      28,700  TORCHMARK CORP                                1,013,468.75
       9,300  TRANSAMERICA CORP                             1,074,150.00
      20,800  UNUM CORP.                                    1,214,200.00


                   LIFE INSURANCE
       3,997  AMERICAN GENERAL CORP                           311,766.00

       3,975  JEFFERSON PILOT CORP                            298,125.00
       2,100  LINCOLN NATL CORP IND                           171,806.25
      28,950  PROVIDIAN FINL CORP W/I                       2,171,250.00


                   REAL ESTATE
       5,100  FEDERAL NATL MTGE ASSN                          377,400.00


                   SAVINGS & LOANS
       2,200  GOLDEN WEST FINL CORP                           201,712.50


                   BROKERAGE
      13,700  BEAR STEARNS COS INC                            512,037.50

      32,400  FRANKLIN RESOURCES                            1,036,800.00
      21,800  LEHMAN BROS HLDGS INC                           960,562.50
       2,700  MERRILL LYNCH & CO                              180,225.00


                   MISCELLANEOUS
      12,700  DUN & BRADSTREET CORP NEW                       400,843.75

      43,429  WASHINGTON MUTUAL                             1,658,444.94

                         TOTAL FINANCIAL                  $37,218,680.94


   METALS AND MINING                                0.94%

                   ALUMINUM

       1,500  ALUMINUM CO AMER                                111,843.75
       5,300  REYNOLDS METALS CO                              279,243.75


                   MINING
      20,500  HOMESTAKE MNG CO                                188,343.75


                   STEEL
      23,482  ALLEGHENY TELEDYNE                              479,913.38

      31,300  BETHLEHEM STEEL CORP                            262,137.50
       5,000  NUCOR CORP                                      216,250.00
       3,100  TIMKEN CO                                        58,512.50

      21,900  USX-US STEEL GROUP                              503,700.00
      22,500  WORTHINGTON INDS INC                            281,250.00

                   OTHER METALS



       2,400  ASARCO INC                                       36,150.00
      88,400  BATTLE MOUNTAIN GOLD CL A                       364,650.00

      26,123  NEWMONT MNG CORP                                471,846.69
       2,400  PHELPS DODGE CORP                               122,100.00

                   MINERALS

      13,900  CYPRUS AMAX MINERALS CO                         139,000.00


                 TOTAL METALS AND MINING                   $3,514,941.32

   COLLECTIBLES & PRECIOUS MATERIALS                0.02%


                   GOLD-DIAMOND-GEMS
       6,500  FREEPORT-MCMORAN COPPER-B                        67,843.75


 TOTAL COLLECTIBLES & PRECIOUS MATERIALS                      $67,843.75


   OIL-ENERGY                                       2.88%

                   OIL & GAS PRODUCERS

      15,100  AMERADA HESS CORP                               751,225.00
       9,200  AMOCO INC                                       542,800.00
       1,400  APACHE CORP                                      35,437.50

      11,000  COASTAL CORP                                    384,312.50
       2,000  HELMERICH & PAYNE INC.                           38,750.00
       7,300  OCCIDENTAL PETROLEUM                            123,187.50

       6,100  ROWAN COS INC                                    61,000.00
       6,400  SUNOCO INC                                      230,800.00
      39,806  UNION PACIFIC RESOURCES                         360,741.88


                   NATURAL RESOURCES
       2,500  KERR MCGEE CORP                                  95,625.00

       5,100  ONEOK INC                                       184,237.50
       8,600  WILLIAMS COS INC-DEL                            268,212.50

                   OIL EQUIPMENT, WELLS & SVCS

       5,400  ASHLAND, INC                                    261,225.00
      40,450  BAKER HUGHES INC                                715,459.38

      51,100  HALLIBURTON CO                                1,513,837.50

                   OIL - DOMESTIC

      34,177  BURLINGTON RESOURCES INC                      1,223,963.81
       4,100  PHILLIPS PETE CO                                174,762.50
       7,100  UNOCAL CORP                                     207,231.25


                   OIL - INTERNATIONAL
       2,400  ATLANTIC RICHFIELD CO                           156,600.00

       9,300  CHEVRON CORP                                    771,318.75
      22,200  EXXON CORP.                                   1,623,375.00
       7,300  MOBIL CORP                                      636,012.50

       6,200  ORYX ENERGY COMPANY                              83,312.50
       5,658  TEXACO INC                                      299,166.75


                        TOTAL OIL-ENERGY                  $10,742,594.32

   RETAIL                                           6.78%


                   DEPARTMENT STORES
      42,800  CVS CORP                                      2,354,000.00

      10,800  DAYTON HUDSON CORP                              585,900.00

       1,800  DILLARDS INCORPORATED                            51,075.00
       3,100  HARCOURT GENERAL INC                            164,881.25

      13,800  K MART                                          211,312.50
       7,500  MAY DEPT STORES CO                              452,812.50
       7,000  PENNEY JC INC                                   328,125.00

      11,800  SEARS ROEBUCK & CO                              501,500.00
      18,700  WAL MART STORES INC                           1,522,881.25
      22,200  WINN-DIXIE STORES INC                           996,225.00


                   GROCERY
       4,300  ALBERTSON'S INC                                 273,856.25

      38,300  AMERICAN STORES CO                            1,414,706.25
       1,600  GREAT ATLANTIC & PAC TEA                         47,400.00
      17,800  KROGER CO                                     1,076,900.00

      23,600  SUPERVALUE INC                                  660,800.00

                   OTHER RETAIL

      19,900  CIRCUIT CITY STORES                             993,756.25
      20,326  CONSOLIDATED STORES INC                         410,331.13
      28,477  COSTCO COMPANIES INC                          2,055,683.44

       1,200  LONGS DRUG STORES CORP                           45,000.00
      24,400  LOWES COS INC                                 1,248,975.00
       5,000  PEP BOYS-MAN, MO, JACK                           78,437.50

      30,300  RITE AID CORP                                 1,501,743.75
      24,700  TANDY CORP                                    1,017,331.25
      48,700  TOYS R US                                       821,812.50


                   SPORTING GOODS
      11,900  REEBOK INTL LTD                                 177,012.50

       1,800  RUSSELL CORP                                     36,562.50

                   APPAREL

      22,690  FRED MEYER INC                                1,367,072.50
      21,375  GAP INC                                       1,202,343.75
       6,200  NORDSTROM INC                                   215,062.50


                   MISCELLANEOUS
      46,663  TYCO INTERNATIONAL LTD                        3,520,140.06


                            TOTAL RETAIL                  $25,333,639.63


   UTILITIES                                       12.35%

                   ELECTRIC

      30,700  AMEREN CORP                                   1,310,506.25
       4,700  AMERICAN ELEC PWR INC                           221,193.75
       2,400  BALTIMORE GAS & ELEC                             74,100.00

      13,900  CAROLINA PWR & LT CO                            654,168.75
      25,500  CENTRAL & SOUTH WEST CORP                       699,656.25
       6,585  CINERGY CORP                                    226,359.38

      12,400  CONSOLIDATED EDISON INC                         655,650.00
      10,100  DOMINION RES INC-VA                             472,175.00
       4,200  DTE ENERGY COMPANY                              180,075.00

       3,377  DUKE POWER CO                                   216,339.06
      16,800  ENTERGY CORP NEW                                522,900.00
       2,400  FPL GROUP INC                                   147,900.00

       3,300  GPU INC                                         145,818.75
       7,790  HOUSTON INDS INC                                250,253.75
      11,000  NIAGARA MOHAWK PWR                              177,375.00

       4,500  NORTHERN STS PWR CO                             124,875.00

       5,100  PACIFICORP                                      107,418.75
      21,200  PECO ENERGY                                     882,450.00

      14,100  PG&E CORP                                       444,150.00
       2,500  PP&L RESOURCES INC                               69,687.50
      35,200  PUBLIC SVC ENTERPRISE GRP                     1,408,000.00

      33,974  SBC COMMUNICATIONS INC                        1,821,855.75
      17,900  SOUTHERN CO                                     520,218.75
       5,600  UNICOM CORP                                     215,950.00


                   GAS
      12,300  COLUMBIA GAS SYS INC                            710,325.00

       7,900  CONSOLIDATED NATL GAS                           426,600.00
       7,400  ENRON CORP                                      422,262.50
       7,800  NICOR INC                                       329,550.00

       6,200  PEOPLES ENERGY CORP                             247,225.00
       4,900  SONAT INC                                       132,606.25
       1,832  TEXAS UTILITIES CO                               85,531.50


                   TELEPHONE
      27,900  A T & T                                       2,099,475.00

      14,400  ALLTEL CORP                                     861,300.00
      27,176  BELL ATLANTIC CORP                            1,440,328.00
      56,000  BELLSOUTH CORP                                2,793,000.00

      13,700  FRONTIER CORP                                   465,800.00
      14,300  GTE CORP                                        929,500.00
     274,267  MCI WORLDCOM INC                             19,678,657.25

       8,000  SPRINT CORP                                     673,000.00
      13,941  US WEST INC (NEW)                               900,937.13

                   WASTE DESPOSAL

      16,200  BROWNING FERRIS IND                             460,687.50
      12,252  WASTE MANAGEMENT INC                            571,249.50


                   MISCELLANEOUS
      52,973  SEMPRA ENERGY                                 1,344,189.88


                         TOTAL UTILITIES                  $46,121,301.20


   MISCELLANEOUS                                   11.31%

                   BROADCAST/COMMUNICATIONS

      24,900  CBS CORP                                        815,475.00
      58,600  COMCAST CORP CL A SPL                         3,439,087.50
       1,200  GANNETT CO., INC                                 77,400.00

      64,400  MOTOROLA INC                                  3,932,425.00
      36,000  TELE COMM. INC CL A                           1,991,250.00
      17,600  VIACOM INC CL B NON VTG                       1,302,400.00


                   BUSINESS SERVICES
       3,700  AUTODESK INC                                    157,943.75

       8,600  AUTOMATIC DATA PROC                             689,612.50
       5,500  BLOCK H&R INC                                   247,500.00
      36,963  CENDANT CORP                                    704,607.19

      16,300  COMPUTER SCIENCES CORP                        1,050,331.25
       6,700  DONNELLEY RR & SONS                             293,543.75
       4,100  DOW JONES & CO                                  197,312.50

      37,600  E M C CORP                                    3,196,000.00
      24,100  ECOLAB INC                                      872,118.75
      10,000  FIRST DATA CORP                                 316,875.00

       5,400  GRAINGER W W INC                                224,775.00

       6,900  INTERPUBLIC GROUP COS                           550,275.00
      18,300  OMNICOM GROUP INC                             1,061,400.00

       4,600  SCIENTIFIC-ATLANTA                              104,937.50
      18,900  SERVICE CORP INTL                               719,381.25
       9,100  THREE COM CORP                                  407,793.75


                   FOOD SERVICE
      17,900  DARDEN RESTAURANTS INC                          322,200.00

       9,300  MCDONALDS CORP                                  712,612.50
      23,800  PHILLIP MORRIS CO INC                         1,273,300.00
      24,360  TRICON GLOBAL RESTAURANTS                     1,221,045.00

       5,500  WENDYS INTL INC                                 119,968.75

                   HOTEL & MOTEL

      18,500  HILTON HOTELS CORP                              353,812.50
      22,600  MARRIOTT INTL CL A                              655,400.00

                   HOUSING

       1,600  PULTE CORP                                       44,500.00

                   MED SERV & SUPPLIES

      17,300  BIOMET INC                                      696,325.00
      78,900  HEALTHSOUTH CORPORATION                       1,218,018.75

       2,400  HUMANA INC                                       42,750.00
      60,400  MEDTRONIC INC                                 4,484,700.00
       1,400  SHARED MEDICAL SYS CORP                          69,825.00

       6,750  ST. JUDE MED INC.                               186,890.63

                   REAL ESTATE

       3,500  CENTEX CORP                                     157,718.75

                   TRANSPORTATION

       5,109  BURLINGTON NRTHN SANTA FE                       172,428.75
       1,600  CSX CORP                                         66,400.00
      10,600  DELTA AIR LINES INC                             551,200.00

      11,540  FDX CORP                                      1,027,060.00
       2,100  FLEETWOOD ENTERPRISES                            72,975.00
       5,600  NORFOLK SOUTHERN CORP                           177,450.00

      11,900  PACCAR INC                                      489,387.50
       4,200  RYDER SYSTEMS INC                               109,200.00
      44,850  SOUTHWEST AIRLINES CO                         1,006,321.88

      19,100  U S AIR GROUP                                   993,200.00
       7,800  UNION PACIFIC CORP                              351,487.50

                   MISCELLANEOUS

      11,700  MALLINCKRODT (NEW)                              360,506.25
      23,400  WARNER-LAMBERT                                1,759,387.50


                   TELECOMMUNICATIONS
      16,600  AMERITECH CORP NEW                            1,052,025.00

       3,600  HARRIS CORP-DEL                                 131,850.00

                     TOTAL MISCELLANEOUS                  $42,232,390.95


                                        TOTAL COMMON STOCK      $371,312,253.03

OTHER

                                                    0.60%




                   CASH EQUIVALENTS

   2,260,002  AIM SHORT TERM INV SER 2                      2,260,002.06

                                  TOTAL                    $2,260,002.06


                                               TOTAL OTHER        $2,260,002.06


            TOTAL INVESTMENTS -                100.00%          $373,572,255.09
            (cost $175,538,463)


            See accompanying notes